March 19, 2012

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	ExactTarget, Inc.

Registration Statement on Form S-1 (File No. 333-178147)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of ExactTarget, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-178147) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s common stock, par value $0.0005 per share, so that the Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on March 21, 2012, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

Additionally, we hereby advise you that the Preliminary Prospectus dated March 7, 2012, was distributed by the Representatives approximately as follows:

Copies to anticipated underwriters	1,892
Copies to dealers	210
Copies to institutional investors	1,208
Copies to others	1,086
Total	4,396

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The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Very truly yours, J.P. Morgan Securities LLC Deutsche Bank Securities Inc. Stifel, Nicolaus & Company, Incorporated As representatives of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Thomas V. Rueger, Jr.
Name: Thomas V. Rueger, Jr. Title: Executive Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Chris Cormier
Name: Chris Cormier Title: Managing Director

By:	/s/ Benjamin L. Marsh
Name: Benjamin L. Marsh Title: Director

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By:	/s/ Keith G. Lister
Name: Keith G. Lister Title: Managing Director